Exhibit 99.1

LATAM Airlines Group reports preliminary monthly statistics for February 2020

Santiago, Chile, March 10, 2020– LATAM Airlines Group S.A. and its subsidiaries, (“LATAM Airlines Group” or “the Company”) (NYSE: LTM / IPSA: LTM) today reported its preliminary monthly traffic statistics for February 2020 compared to February 2019.

System passenger traffic increased by 4.9%, while capacity rose 5.2%. As a result, the Company’s load factor for the month fell 0.3 percentage points to 83.8%. International passenger traffic accounted for approximately 52% of the month’s total passenger traffic.

Domestic passenger traffic increased by 27.1% in Brazil and 11.4% in LATAM’s Spanish speaking markets year-on-year due to capacity growth, while international passenger traffic decreased by 6.2% year-on-year as a result of network adjustments made during 2019.

The following table summarizes traffic figures for February 2020 for LATAM’s main business units.

	February			Year to Date by February
	2020	2019	% Change	2020	2019	% Change

LATAM AIRLINES PASSENGER OPERATIONS

REVENUE PASSENGER KILOMETERS (millions)
SYSTEM	10,615	10,121	4.9%	22,340	21,638	3.2%
DOMESTIC SSC (1)	2,132	1,914	11.4%	4,379	4,057	7.9%
DOMESTIC BRAZIL (2)	2,998	2,359	27.1%	6,555	5,218	25.6%
INTERNATIONAL (3)	5,485	5,848	-6.2%	11,406	12,363	-7.7%

AVAILABLE SEAT KILOMETERS (millions)
SYSTEM	12,660	12,033	5.2%	26,418	25,508	3.6%
DOMESTIC SSC (1)	2,564	2,255	13.7%	5,333	4,735	12.6%
DOMESTIC BRAZIL (2)	3,625	2,889	25.5%	7,718	6,300	22.5%
INTERNATIONAL (3)	6,471	6,889	-6.1%	13,367	14,473	-7.6%

PASSENGER LOAD FACTOR
SYSTEM	83.8%	84.1%	-0.3 pp	84.564%	84.828%	-0.265 pp
DOMESTIC SSC (1)	83.2%	84.9%	-1.7 pp	82.1%	85.7%	-3.6 pp
DOMESTIC BRAZIL (2)	82.7%	81.7%	1.0 pp	84.9%	82.8%	2.1 pp
INTERNATIONAL (3)	84.8%	84.9%	-0.1 pp	85.3%	85.4%	-0.1 pp

PASSENGERS BOARDED (thousands)
SYSTEM	6,514	5,713	14.0%	13,765	12,297	11.9%
DOMESTIC SSC (1)	2,451	2,103	16.5%	5,063	4,480	13.0%
DOMESTIC BRAZIL (2)	2,766	2,198	25.8%	6,011	4,829	24.5%
INTERNATIONAL (3)	1,297	1,411	-8.1%	2,691	2,988	-9.9%

LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (millions)
SYSTEM	284	300	-5.3%	575	586	-1.9%

AVAILABLE TON KILOMETERS (Cargo) (millions)
SYSTEM	543	519	4.6%	1,121	1,064	5.4%

CARGO LOAD FACTOR
SYSTEM	52.4%	57.9%	-5.5 pp	51.3%	55.1%	-3.8 pp

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

About LATAM Airlines Group S.A.

LATAM Airlines Group is Latin America’s leading airline group with one of the largest route networks in the world, offering services to 145 destinations in 26 countries, including six domestic markets in Latin America – Argentina, Brazil, Chile, Colombia, Ecuador and Peru – in addition to international operations in Latin America, Europe, the United States, the Caribbean, Oceania, Africa and Asia.

The airline group employs over 42,000 people worldwide, operating approximately 1,400 flights per day and transporting over 74 million passengers per year.

LATAM Airlines Group has 332 aircraft in its fleet, which features the latest and most modern models including the Boeing 787, Airbus A350, A321 and A320neo.

LATAM Airlines Group is the only airline group in the Americas and one of three worldwide to be part of the Dow Jones Sustainability ‘World’ Index. In 2019, it was recognized by the index for sustainable practices, based on economic, social and environmental criteria, for the sixth consecutive year.

LATAM Airlines Group shares are traded on the Santiago Stock Exchange and the New York Stock Exchange in the form of ADRs.

For any commercial or brand related query, visit www.latam.com. Further financial information is available via www.latamairlinesgroup.net

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Argentina, Ecuador and Colombia.
(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.
(3)	International = International passenger operations of LAN and TAM.